United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of March 2002

Grupo Industrial Maseca, S.A. de C.V. (Maseca Industrial Group, INC.)

(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle de la Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** Quarter: **4** Year: **2001**

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
AT DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT Amount	%	QUARTER OF PREVIOUS Amount	%
1	**TOTAL ASSETS**	**6,383,146**	**100**	**7,058,176**	**100**
2	**CURRENT ASSETS**	**2,090,618**	**33**	**2,547,316**	**36**
3	CASH AND SHORT-TERM INVESTMENTS	120,974	2	20,829	0
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	689,974	11	733,543	10
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	419,324	7	909,013	13
6	INVENTORIES	846,443	13	872,778	12
7	OTHER CURRENT ASSETS	13,903	0	11,153	0
8	**LONG-TERM**	**25,163**	**0**	**24,679**	**0**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	16,340	0	23,822	0
11	OTHER INVESTMENTS	8,823	0	857	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**3,921,303**	**61**	**4,158,738**	**59**
13	PROPERTY	1,475,326	23	1,473,748	21
14	MACHINERY AND INDUSTRIAL	4,768,522	75	4,934,499	70
15	OTHER EQUIPMENT	615,431	10	600,203	9
16	ACCUMULATED DEPRECIATION	2,940,301	46	2,851,295	40
17	CONSTRUCTION IN PROGRESS	2,325	0	1,583	0
18	**DEFERRED ASSETS (NET)**	**75,556**	**1**	**73,758**	**1**
19	**OTHER ASSETS**	**270,506**	**4**	**253,685**	**4**
20	**TOTAL LIABILITIES**	**1,322,634**	**100**	**1,530,174**	**100**
21	**CURRENT LIABILITIES**	**332,414**	**25**	**529,185**	**35**
22	SUPPLIERS	115,125	9	304,521	20
23	BANK LOANS	0	0	0	0
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	0	0	0	0
26	OTHER CURRENT LIABILITIES	217,289	16	224,664	15
27	**LONG-TERM LIABILITIES**	**0**	**0**	**0**	**0**
28	BANK LOANS	0	0	0	0
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**990,220**	**75**	**1,000,989**	**65**
32	**OTHER LIABILITIES**	**0**	**0**	**0**	**0**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**5,060,512**	**100**	**5,528,002**	**100**
34	**MINORITY INTEREST**	**296,812**	**6**	**292,960**	**5**
35	**MAJORITY INTEREST**	**4,763,700**	**94**	**5,235,042**	**95**
36	**CONTRIBUTED CAPITAL**	**3,034,303**	**60**	**3,034,303**	**55**
37	PAID-IN CAPITAL STOCK (NOMINAL)	183,681	4	183,681	3
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	1,435,831	28	1,435,831	26
39	PREMIUM ON SALES OF SHARES	1,414,791	28	1,414,791	26
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**1,729,397**	**34**	**2,200,739**	**40**
42	RETAINED EARNINGS AND CAPITAL RESERVE	4,504,080	89	4,874,934	88
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	(3,127,354)	(62)	(3,058,082)	(55)
45	NET INCOME FOR THE YEAR	352,671	7	383,887	7

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: . **MASECA**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**120,974**	**100**	**20,829**	**100**
46	CASH	42,785	35	4,723	23
47	SHORT-TERM INVESTMENTS	78,189	65	16,106	77
18	**DEFERRED ASSETS (NET)**	**75,556**	**100**	**73,758**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	75,556	100	73,758	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**332,414**	**100**	**529,185**	**100**
52	FOREING CURRENCY LIABILITIES	11,960	4	38,104	7
53	MEXICAN PESOS LIABILITIES	320,454	96	491,081	93
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**217,289**	**100**	**224,664**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	32,450	15	23,280	10
58	OTHER CURRENT LIABILITIES WITHOUT COST	184,839	85	201,384	90
27	**LONG-TERM LIABILITIES**	**0**	**100**	**0**	**100**
59	FOREING CURRENCY LIABILITIES	0	0	0	0
60	MEXICAN PESOS LIABILITIES	0	0	0	0
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0	0	0
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**990,220**	**100**	**1,000,989**	**100**
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	990,220	100	1,000,989	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**0**	**100**	**0**	**100**
68	RESERVES	0	0	0	0
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(3,127,354)**	**100**	**(3,058,082)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION ASSETS	(3,127,354)	(100)	(3,058,082)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: **4** YEAR: **2001**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	1,758,204	2,018,131
73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0
74	EXECUTIVES (*)	125	140
75	EMPLOYERS (*)	1,753	1,758
76	WORKERS (*)	1,145	1,181
77	CIRCULATION SHARES (*)	918,405,000	918,405,000
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**4,679,985**	**100**	**4,986,867**	**100**
2	COST OF SALES	3,270,788	70	3,551,697	71
3	**GROSS INCOME**	**1,409,197**	**30**	**1,435,170**	**29**
4	OPERATING	881,015	19	887,041	18
5	**OPERATING INCOME**	**528,182**	**11**	**548,129**	**11**
6	TOTAL FINANCING COST	(21,522)	0	(24,561)	0
7	**INCOME AFTER FINANCING COST**	**549,704**	**12**	**572,690**	**11**
8	OTHER FINANCIAL OPERATIONS	18,972	0	4,611	0
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**530,732**	**11**	**568,079**	**11**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	169,930	4	175,607	4
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**360,802**	**8**	**392,472**	**8**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS**	**360,802**	**8**	**392,472**	**8**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**360,802**	**8**	**392,472**	**8**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**360,802**	**8**	**392,472**	**8**
19	NET INCOME OF MINORITY INTEREST	8,131		8,585	0
20	**NET INCOME OF MAJORITY INTEREST**	**352,671**	**8**	**383,887**	**8**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**4,679,985**	**100**	**4,986,867**	**100**
21	DOMESTIC	4,679,985	100	4,986,867	100
22	FOREIGN	0	0	0	0
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**(21,522)**	**100**	**(24,561)**	**100**
24	INTEREST PAID	22,047	102	25,114	102
25	EXCHANGE LOSSES	654	3	(3,259)	(13)
26	INTEREST EARNED	99,065	460	115,175	469
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	54,842	255	68,759	280
8	**OTHER FINANCIAL OPERATIONS**	**18,972**	**100**	**4,611**	**100**
29	OTHER NET EXPENSES (INCOME) NET	18,972	100	4,611	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**169,930**	**100**	**175,607**	**100**
32	INCOME TAX	164,356	97	226,009	129
33	DEFERED INCOME TAX	(8,638)	(5)	(56,374)	(32)
34	WORKERS' PROFIT SHARING	13,478	8	5,157	3
35	DEFERED WORKERS' PROFIT SHARING	734	0	815	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: **4** YEAR: **2001**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	4,684,665	4,991,854
37	NET INCOME OF THE YEAR	61,933	112,748
38	NET SALES (**)	4,679,985	4,986,867
39	OPERATION INCOME (**)	528,182	548,129
40	NET INCOME OF MAYORITY INTEREST(**)	352,671	383,887
41	NET CONSOLIDATED INCOME (**)	360,802	392,472

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: **4** YEAR: **2001**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2001 AND 2000
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET INCOME**	**360,802**	**392,472**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	256,056	206,897
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**616,858**	**599,369**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(198,742)	1,001,049
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**418,116**	**1,600,418**
6	CASH FLOW FROM EXTERNAL FINANCING	519,390	(749,902)
7	CASH FLOW FROM INTERNAL FINANCING	(764,392)	(122,939)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(245,002)**	**(872,841)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(72,969)**	**(800,023)**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	100,145	(72,446)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	20,829	93,275
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	120,974	20,829

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: **4** YEAR: **2001**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**256,056**	**206,897**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	247,361	262,459
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	0	0
15	+ (-) NET LOSS (PROFIT) IN MONEY EXCHANGE	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	8,695	(55,562)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(198,742)**	**1,001,049**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	23,036	67,421
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(4,650)	162,222
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(11,180)	(7,912)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	(189,398)	78,321
22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(16,550)	700,997
6	**CASH FLOW FROM EXTERNAL FINANCING**	**519,390**	**(749,902)**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	0	0
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	0	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	(2,781)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	519,390	(747,121)
7	**CASH FLOW FROM INTERNAL FINANCING**	**(764,392)**	**(122,939)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	(764,392)	(122,939)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(72,969)**	**(800,023)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(49,228)	(45,148)
36	(-) INCREASE IN CONSTRUCTIONS IN PROGRESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(23,741)	(754,875)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: **4** YEAR: **2001**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	7.71	%	7.87	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	7.40	%	7.33	%
3	NET INCOME TO TOTAL ASSETS (**)	5.65	%	5.56	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	199.12	%	12.59	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(15.20)	%	(17.52)	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.73	times	0.71	times
7	NET SALES TO FIXED ASSETS (**)	1.19	times	1.20	times
8	INVENTORIES ROTATION (**)	3.86	times	4.07	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	46	days	46	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	67.94	%	107.88	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	20.72	%	21.68	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	0.26	times	0.28	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	0.90	%	2.49	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00	%	0.00	%
15	OPERATING INCOME TO INTEREST PAID	23.96	times	21.83	times
16	NET SALES TO TOTAL LIABILITIES (**)	3.54	times	3.26	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	6.29	times	4.81	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	3.74	times	3.16	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	1.58	times	1.66	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	36.39	%	3.94	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	13.18	%	12.02	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(4.25)	%	20.07	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	18.96	times	63.73	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	(211.99)	%	85.92	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	311.99	%	14.08	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	67.46	%	5.64	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: **4** YEAR: **2001**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount			QUARTER OF PREVIOUS FINANCIAL YEAR Amount		
1	BASIC PROFIT PER ORDINARY SHARE (**)	$	0.38		$	0.41	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$	0.00		$	0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$	0.00		$	0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$	0.38		$	0.41	
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$	0.00		$	0.00	
8	CARRYING VALUE PER SHARE	$	5.19		$	5.70	
9	CASH DIVIDEND ACUMULATED PER SHARE	$	0.83		$	0.13	
10	DIVIDEND IN SHARES PER SHARE		0.00	shares		0.00	shares
11	MARKET PRICE TO CARRYING VALUE		0.59	times		0.39	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)		7.94	times		5.43	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)		0.00	times		0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

GIMSA

GRUPO INDUSTRIAL MASECA SA. de C.V. Y SUBSIDIARIAS

Contacts:
Rogelio Sánchez (52 81) 8399-3312
rogelio_sanchez@gruma.com
Lilia Gómez (52 81) 8399-3324
lilia_gomez@gruma.com
Fax: (52 81) 8399-3359

Web site: http://www.gruma.com

New York Stock Exchange: MSK
Bolsa Mexicana de Valores: MASECAB

Monterrey, N.L., Mexico, February 26, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION FOR FOURTH QUARTER 2001

(PESO AMOUNTS ARE STATED IN CONSTANT TERMS AS OF DECEMBER 31, 2001)

SUMMARY AND FINANCIAL HIGHLIGHTS

GIMSA's 4Q01financial results continued to show significant improvements. Operating margin topped that of each quarter of the last three years, driven mainly by (1) a better relationship between corn costs and corn flour prices, and (2) logistic efficiencies. These factors enabled GIMSA to improve its margins despite slightly lower corn flour prices in real terms and lower sales volume.

Having achieved these efficiencies and returned to historical margin levels, GIMSA is now well positioned to focus on seeking sustainable volume growth by promoting the conversion to corn flour.

Financial Highlights
(Ps millions)

	4Q01	4Q00	VAR (%)
SALES VOLUMES	357	378	(5)
NET SALES	1,144	1,213	(6)
OPERATING INCOME	152	147	4
OPERATING MARGIN (%)	13.3%	12.1%	
EBITDA[1]	199	204	(3)
EBITDA MARGIN (%)	17.4%	16.8%	
NET MAJORITY INCOME	95	110	(14)
ROE	7.0%	7.2%	

Net majority income declined mainly because of lower interest income on lower interest rates and average cash balances as a result of the dividend paid in 2001.

Historical Dividend Payments

	1997	1998	1999	2000	2001
Cash dividend per common share (Ps)	0.22	0.17	0.17	0.12	0.80
As a % of net majority income prior year	30%	30%	29%	31%	200%
As a % of share price	2.7%	2.6%	2.4%	2.8%	41.0%

[1]EBITDA = Operating Income + Other (Income) Expense + Depreciation and Amortization.

RESULTS OF OPERATIONS

4Q01 vs. 4Q00

Net Sales

Sales volume declined 5% as a result of a combination of the following factors:

- 15% decline in one-kilogram consumer retail package sales (which represent 15% of total volume), especially because this segment continued to be affected by lower sales to DICONSA, and
- 4% decline in bulk sales (which represent 85% of total volume) as a result of focus on improving margins.

Revenue performance reflected the decline in volume coupled with slightly lower corn flour prices resulting from lower corn prices.

Cost of Sales

Cost of sales as a percentage of net sales improved four percentage points, from 70.7% to 66.3%, reflecting

- A 7% decline in total integrated corn costs due primarily to extraordinary governmental support for transportation and warehousing of corn to compensate for lack of import permits and, to a lesser extent, lower corn market prices and logistical efficiencies in corn procurement
- To a lesser extent, lower energy costs
- Corn flour prices declining at a lower rate than corn costs, reflecting the strength of GIMSA's brand equity

Gross profit

Gross margin increased to 33.7% from 29.3%. Gross profit was 8% higher.

Selling, General, and Administrative Expenses (SG&A)

SG&A increased 12% due to GIMSA's nationwide advertising campaign for its MASECA brand corn flour, which was launched in July 2001.

Operating Income

Operating income rose 4%, representing an increase in operating margin to 13.3% from 12.1%. This increase was driven mostly by the aforementioned reductions in corn costs and related corn purchasing expenses.



Operating Margin
15
12
9
6
%
12.1
7.9
11.8
12.1
13.3
4Q'00
1Q'01
2Q'01
3Q'01
4Q'01

Net Comprehensive Financing Cost

Item	4Q01 Ps millions	4Q00 Ps millions	Change Ps millions	Comment
Interest expense	6	6	-	
Interest income	(19)	(52)	33	Lower interest rates and lower average cash balances due mainly to higher dividend payment
FX loss (gain)	0	1	(1)	Peso appreciation in 4Q01 versus peso depreciation in 4Q00
Monetary position loss (gain)	13	33	(20)	Lower inflation rate and lower net monetary asset position
Total	**-**	**(11)**	**11**	

Taxes and Employee Profit Sharing

Provisions for income taxes and employee profit sharing were 2% higher because of the higher employee profit sharing provision derived from year-end accounting adjustments, as provisions throughout the year were lower than required for the full year. The effective tax rate was 34.7%.

Net Majority Income

Net majority income was 14% lower, resulting primarily from lower interest income on lower interest rates and lower average cash balances as a result of the higher dividend paid in 2001. Net majority income as a percentage of net sales slightly declined to 8.3% from 9.1% in 2000.

FINANCIAL POSITION

December 2001 vs. September 2001

As of December 31, 2001, total assets were Ps 58 million higher. Corn inventories increased Ps 210 million due to seasonal corn purchases during the winter season. As of December 31, 2001, corn inventories were approximately 540,000 metric tons, representing about four months of consumption. The increased corn inventory was partially offset by lower cash balances.

Total liabilities as of December 31, 2001, were Ps 21 million higher. GIMSA has shown no debt for the past two years.

Stockholders' equity as of December 31, 2001, increased Ps 37 million to Ps 5,061 million.

FINANCIAL RATIOS

Operational Ratios

	4Q01	3Q01	4Q00
Accounts receivable outstanding (days to sales)	53	53	53
Inventory turnover (days to cost of sales)	93	68	88
Net working capital turnover (days to sales)	126	118	144
Asset turnover (total assets to sales)	1.4	1.3	1.4

Profitability Ratios

	4Q01 %	3Q01 %	4Q00 %
ROA	5.6	5.6	5.7
ROE	7.0	7.0	7.2
ROIC	5.5	5.3	5.5

CAPITAL EXPENDITURE PROGRAM

GIMSA invested Ps 9 million in fixed assets in 4Q01 and Ps 49 million for the entire year, focusing its investments on upgrading its corn flour production processes.

CONFERENCE CALL

The company will hold a conference call to discuss 4Q01 results on February 27, 2002, at 11:30 a.m. Eastern Time (10:30 a.m. Mexico and CT / 9:30 a.m. MT / 8:30 a.m. PT). Please call 1-800-997-8642 (from U.S. and Canada) or (973) 694-2225 (international/local). In addition, the conference call will be web-cast live via the GRUMA corporate web site, www.gruma.com. Please go to the Investor Relations page of the web site for further details. The audio web cast will be archived on the site.

Founded in 1949, GIMSA, S.A. de C.V., is the largest producer of corn flour in Mexico. GIMSA is engaged principally in the production, distribution, and sale of corn flour in Mexico under the MASECA® brand name. GIMSA owns 18 production facilities located throughout the country and has an estimated annual corn flour capacity of 2.3 million metric tons. GIMSA's corn flour is used mainly in the preparation of tortillas and other related products. In 2001, the company's market share was approximately 70%.

ACCOUNTING PROCEDURES

All figures have been restated in Mexican pesos of constant purchasing power as of December 31, 2001, and were prepared in accordance with Mexican Generally Accepted Accounting Principles, commonly referred to as "Mexican GAAP". The restatement was prepared using factors derived from the Mexican National Consumer Price Index.

This report may contain certain forward-looking statements and information relating to GIMSA, S.A. de C.V., that are based on the beliefs of its management as well as assumptions made by and information then available to GIMSA. Such statements reflect the views of GIMSA with respect to future events and are subject to certain risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of GIMSA to be materially different from historical results or any future results, performance, or achievements that may be expressed or implied by such forward-looking statements. Such factors include, among others, changes in economic, political, social, governmental, business, or other factors globally or in Mexico, as well as world and domestic corn prices. If one or more of these risks or uncertainties materializes, or if underlying assumptions are proven incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, or targeted. GIMSA does not intend and undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

GRUPO INDUSTRIAL MASECA, S.A. DE C.V. AND SUBSIDIARIES

(MILLIONS OF CONSTANT PESOS AS OF DECEMBER 31, 2001)

FINANCIAL HIGHLIGHTS

	QUARTERS					YTD DECEMBER		
INCOME STATEMENT SUMMARY	4Q01	4Q00	VAR(%)	3Q01	VAR(%)	2001	2000	VAR(%)
SALES VOLUME (METRIC TONS IN THOUSANDS)	**357**	378	(5)	358	(0)	**1,436**	1,507	(5)
RETAIL	**53**	62	(15)	54	(2)	**219**	242	(9)
BULK	**304**	315	(4)	304	0	**1,217**	1,265	(4)
NET SALES	**1,144**	1,213	(6)	1,168	(2)	**4,680**	4,987	(6)
GROSS PROFIT	**386**	356	8	354	9	**1,409**	1,435	(2)
GROSS MARGIN (%)	***33.7%***	*29.3%*		*30.3%*		***30.1%***	*28.8%*	
OPERATING INCOME	**152**	147	4	141	8	**528**	548	(4)
OPERATING MARGIN (%)	***13.3%***	*12.1%*		*12.1%*		***11.3%***	*11.0%*	
COMPREHENSIVE FINANCING COST (INCOME)	**0**	(11)		8		**(22)**	(25)	
INTEREST EXPENSE	**7**	6		6		**22**	25	
INTEREST INCOME	**(19)**	(52)		(13)		**(99)**	(115)	
FOREIGN EXCHANGE LOSS (GAIN)	**(0)**	1		3		**1**	(3)	
MONETARY POSITION (GAIN) LOSS	**13**	33		12		**55**	69	
OTHER (INCOME) EXPENSE	**6**	4		8		**19**	5	
TAXES AND PROFIT SHARING	**51**	50	2	39	30	**170**	176	(3)
NET INCOME	**95**	105	(9)	87	10	**361**	392	(8)
NET MAJORITY INCOME	**95**	110	(14)	84	13	**353**	384	(8)
EARNINGS PER SHARE (1)	**0.10**	0.12	(14)	0.09	13	**0.38**	0.42	(8)
EARNINGS PER ADR (US$) (2)	**0.17**	0.20	(14)	0.15	13	**0.63**	0.68	(8)
DEPRECIATION AND AMORTIZATION	**53**	61		66		**247**	262	
EBITDA	**199**	204	(3)	199	0	**757**	806	(6)
CAPITAL EXPENDITURES	**9**	21		25		**49**	45	

BALANCE SHEET SUMMARY	Dec-01	Dec-00	VAR(%)	Sep-01	VAR(%)	Dec-01	Dec-00	VAR(%)
CASH AND CASH EQUIVALENTS	**121**	21	481	107	14	**121**	21	481
TRADE ACCOUNTS RECEIVABLE	**690**	734	(6)	696	(1)	**690**	734	(6)
OTHER ACCOUNTS RECEIVABLE	**419**	909	(54)	544	(23)	**419**	909	(54)
INVENTORIES	**846**	873	(3)	637	33	**846**	873	(3)
CURRENT ASSETS	**2,091**	2,547	(18)	1,997	5	**2,091**	2,547	(18)
PROPERTY, PLANT, AND EQUIPMENT, NET	**3,921**	4,159	(6)	3,985	(2)	**3,921**	4,159	(6)
TOTAL ASSETS	**6,383**	7,058	(10)	6,325	1	**6,383**	7,058	(10)
SHORT-TERM DEBT	**0**	0	0	0	0	**0**	0	0
CURRENT LIABILITIES	**332**	529	(37)	330	1	**332**	529	(37)
LONG-TERM DEBT	**0**	0	0	0	0	**0**	0	0
TOTAL LIABILITIES	**1,323**	1,530	(14)	1,302	2	**1,323**	1,530	(14)
STOCKHOLDERS' EQUITY	**5,061**	5,528	(8)	5,024	1	**5,061**	5,528	(8)
MAJORITY STOCKHOLDERS' EQUITY	**4,764**	5,235	(9)	4,730	1	**4,764**	5,235	(9)
CURRENT ASSETS/CURRENT LIABILITIES	**6.29**	4.81		6.06		**6.29**	4.81	
TOTAL LIABILITIES/STOCKHOLDERS' EQUITY	**0.26**	0.28		0.26		**0.26**	0.28	
BOOK VALUE PER SHARE (1)	**5.19**	5.70		5.15		**5.19**	5.70	

(1) Based on 918,405,000 shares outstanding as of September 2001, December 2000, and December 2001.

(2) Each ADR represents fifteen ordinary shares; exchange rate used was Ps. 9.17 per dollar as of December 31, 2001.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

	COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
					ACQUISITION COST	PRESENT VALUE (3)
SUBSIDIARIES						
1	MOLINOS AZTECA DE CHIHUAHUA, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	261,039	100.00	26,104	25,783
2	MOLINOS AZTECA, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	522,944	100.00	52,292	117,440
3	INDUSTRIAS DE RIO BRAVO, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	167,352	98.34	16,735	(8,252)
4	HARINERA DE TAMAULIPAS, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	80,199	100.00	8,020	16,761
5	HARINERA DE VERACRUZ, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	130,049	100.00	13,005	23,152
6	HARINERA DE YUCATAN, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	25,242,960	88.57	37,704	79,932
7	MOLINOS AZTECA DE CULIACAN, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	219,998	100.00	22,000	34,505
8	DERIVADOS DE MAIZ ALIMENTICIO, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	419,999	100.00	48,257	19,305
9	MOLINOS AZTECA DE JALISCO, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	197,004	100.00	19,701	(23,469)
10	HARINERA DE MAÍZ, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	14,999,548	83.33	11,998	(1,748)
11	COMPAÑÍA NACIONAL ALMACENADORA, S.A. DE C.V.	CMPA-VTA, ALMAC. MAÍZ Y OTROS	866,399	100.00	86,426	2,179,083
12	MOLINOS AZTECA DE CHALCO, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	60,820,015	56.33	60,820	249,942
13	HARINERA DE MAÍZ DE MEXICALI, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	39,035,400	85.00	46,224	18,805
14	ARRENDADORA DE MAQUINARIA DE CHIHUAHUA, S.A. DE C	ELAB Y DIST HRNA FRIJOL CONS. HUM	6,002	100.00	5,576	(6,721)
15	SERVICIOS ADMINISTRATIVOS Y FINANCIEROS GIMSA, S.	PREST SERV ADMVOS. A SUBSID.	399,999	100.00	40,000	604
16	MOLINOS AZTECA DEL BAJIO, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	220,099	100.00	30,898	178,029
17	HARINERA DE MAÍZ DE JALISCO, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	359,393	100.00	74,770	155,360
18	MOLINOS AZTECA DE XALPA, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	399,999	100.00	41,400	3,075
19	INDUSTRIA TORTILLADORA AZTECA, S.A. DE C.V.	TENEDORA ACCIONES EMP DIST Y FAB DE TOR	38,999	100.00	48,999	(692)
20	MOLINOS AZTECA DE CHIAPAS, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	65,699,800	90.00	66,650	133,584
21	MOLINOS AZTECA DE VERACRUZ, S.A. DE C.V.	ELAB Y DIST. HNA MAIZ P/ CONS. HU	599,999	100.00	60,000	111,027
TOTAL INVESTMENT IN SUBSIDIARIES					**817,579**	**3,305,505**
ASSOCIATEDS						
1	ARRENDADORA CERRO DE LAS MITRAS, S.A. DE C.V.	CMPA-VTA ARR.. VEHIC. AUTOM.	52,900	34.57	11,949	16,340

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: **4** YEAR: **2001**

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITION COST	PRESENT VALUE (3)
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**11,949**	**16,340**
OTHER PERMANENT INVESTMENTS					**8,823**
TOTAL					**3,330,668**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODIMASECA QUARTER: 4 YEAR: 2001

GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (+) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	304,498	100,298	204,200	982,778	266,829	920,149
MACHINERY	987,072	449,154	537,918	3,781,450	1,838,263	2,481,105
TRANSPORT EQUIPMENT	74,400	46,482	27,918	53,339	36,957	44,300
OFFICE EQUIPMENT	27,657	15,455	12,202	39,801	19,379	32,624
COMPUTER EQUIPMENT	17,914	12,808	5,106	6,619	4,025	7,700
OTHER	256,321	107,312	149,009	139,380	43,339	245,050
DEPRECIABLES TOTAL	**1,667,862**	**731,509**	**936,353**	**5,003,367**	**2,208,792**	**3,730,928**
NOT DEPRECIATION ASSETS						
GROUNDS	58,690	0	58,690	129,360	0	188,050
CONSTRUCTIONS IN PROCESS	2,325	0	2,325	0	0	2,325
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**61,015**	**0**	**61,015**	**129,360**	**0**	**190,375**
TOTAL	**1,728,877**	**731,509**	**997,368**	**5,132,727**	**2,208,792**	**3,921,303**

CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
SUPPLIERS																
PROVEEDORES																
VARIOS			103,165	0	0	11,960	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			103,165	0	0	11,960	0	0	0	0	0	0	0	0	0	0
VARIOS			217,289	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			217,289	0	0	0	0	0	0	0	0	0	0	0	0	0
			320,454	0	0	11,960	0	0	0	0	0	0	0	0	0	0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: **4** YEAR: **2001**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	0	0	0	0	0
OTHER	0	0	0	0	0
TOTAL					
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	47,430	443,914	0	0	443,914
INVESTMENTS	88	831	0	0	831
OTHER	187	1,761	0	0	1,761
TOTAL	**47,705**	**446,506**			**446,506**
NET BALANCE	**(47,705)**	**(446,506)**			**(446,506)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**821**	**7,526**	0	0	**7,526**
LIABILITIES POSITION	**1,304**	**11,960**			**11,960**
SHORT TERM LIABILITIES POSITION	1,304	11,960	0	0	11,960
LONG TERM LIABILITIES POSITION	0	0	0	0	0
NET BALANCE	**(483)**	**(4,434)**			**(4,434)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MASECA
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7

CONSOLIDATED
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,816,339	529,891	(1,286,448)	0.61	(7,805)
FEBRUARY	1,646,423	350,492	(1,295,931)	0.07	857
MARCH	1,817,157	391,362	(1,425,795)	0.63	(9,034)
APRIL	1,936,110	420,710	(1,515,400)	0.50	(7,644)
MAY	1,287,445	295,388	(992,057)	0.23	(2,276)
JUNE	1,478,940	297,804	(1,181,136)	0.24	(2,794)
JULY	1,552,128	271,044	(1,281,084)	0.26	3,329
AUGUST	1,287,183	242,166	(1,045,017)	0.59	(6,191)
SEPTEMBER	1,360,404	287,246	(1,073,158)	0.93	(9,990)
OCTOBER	1,565,506	349,741	(1,215,765)	0.45	(5,495)
NOVEMBER	1,583,634	274,391	(1,309,243)	0.37	(4,932)
DECEMBER	1,551,860	231,294	(1,320,566)	0.14	(1,829)
ACTUALIZATION:	0	0	0	0.00	(1,038)
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					(54,842)

NOTES

STOCK EXCHANGE CODE: **MASECA**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

NO APLICABLE

ACTUAL SITUATION OF FINANCIAL LIMITED

NO APLICABLE

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA** QUARTER: **4** YEAR: **2001**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
MASA CHIHUAHUA	ELAB. Y DISTRIB. HNA. MAÍZ	9,500	62
MASA	ELAB. Y DISTRIB. HNA. MAÍZ	20,000	70
IND. DE RIO BRAVO	ELAB. Y DISTRIB. HNA. MAÍZ	7,000	67
HARINERA DE TAMPS.	ELAB. Y DISTRIB. HNA. MAÍZ	6,250	70
HARINERA DE VER.	ELAB. Y DISTRIB. HNA. MAÍZ	12,200	78
HARINERA DE YUC.	ELAB. Y DISTRIB. HNA. MAÍZ	6,250	100
MASA CULIACAN	ELAB. Y DISTRIB. HNA. MAÍZ	3,250	100
DER. DE MAIZ ALIM.	ELAB. Y DISTRIB. HNA. MAÍZ	10,000	70
HARINERA DE M. DE JALIS. SUC	ELAB. Y DISTRIB. HNA. MAÍZ	6,250	0
MASA CHALCO (SUCURSAL)	ELAB. Y DISTRIB. HNA. MAÍZ	22,750	68
HARINERA DE MAIZ	ELAB. Y DISTRIB. HNA. MAÍZ	6,250	55
HARINERA DE MEXICALI	ELAB. Y DISTRIB. HNA. MAÍZ	6,250	60
MASA CHALCO MATRIZ	ELAB. Y DISTRIB. HNA. MAÍZ	18,750	0
MASA BAJÍO	ELAB. Y DISTRIB. HNA. MAÍZ	18,750	58
HARINERA DE MAIZ JALIS MATRIZ	ELAB. Y DISTRIB. HNA. MAÍZ	13,500	76
MASA LA PAZ	ELAB. Y DISTRIB. HNA. MAÍZ	1,500	100
MASA CHIAPAS	ELAB. Y DISTRIB. HNA. MAÍZ	13,500	70
MASA VERACRUZ	ELAB. Y DISTRIB. HNA. MAÍZ	13,500	60

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **MASECA**
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

QUARTER: **4** YEAR: **2001**

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
MAIZ	EJIDATARIOS	MAIZ	BARTLETT & CO. ARCHER DANIELS MIDLAND, CO.	NO	59.30

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MASECA
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
HARINA DE MAIZ	1,447,839	3,270,788	1,436,231	4,679,985	70.00	MASECA	TORTILLA SHOP, SUPER MARKET
TOTAL		3,270,788		4,679,985			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: MASECA
GRUPO INDUSTRIAL MASECA, S.A. DE C.V.

QUARTER: 4 YEAR: 2001

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
NO APLICABLE							
TOTAL				0			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : 2000	702,846
Number of shares Outstanding at the Date of the NFEA: (Units)	918,405,000

X ARE THE FIGURES FISCALLY AUDITED? X ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS	61,933
- DETERMINED INCOME	21,677
+ DEDUCTED WORKER'S PROF	0
- DETERMINED WORKER	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	40,256

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2001	103,469
Number of shares Outstanding at the Date of the NFEA: (Units)	918,405,000

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)

(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2000**	702,846
Number of shares Outstanding at the Date of the NFEA : (Units)	918,405,000

STOCK EXCHANGE COI MASECA QUARTER: 4 YEAR: 2001

RAZON SOCIAL: **GRUPO INDUSTRIAL MASECA, S.A. DE C.V.**

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2000** 70,160

Number of Shares Outstanding at the Date of the NFEAR: (Units) 918,405,000

☐ ARE FIGURES FISCALLY AUDITED? ☐ ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF DICIEMBRE OF 2001

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF DICIEMBRE OF 2001 0

Number of shares Outstanding at the Date of the NFEAR (Units) 918,405,000

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2000 70,160

Number of shares Outstanding at the Date of the NFEAR (Units) 918,405,000

SIGNATURE

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO INDUSTRIAL MASECA, S.A. de C.V.
(Registrant)

Date:

By:________________________
Raúl Cavazos Morales
Chief Financial Officer